NORTHWESTERN MUTUAL SERIES FUND, INC.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

February 24, 2011

Mason Street Advisors, LLC

720 East Wisconsin Avenue

Milwaukee, WI 53202

Re:	Agreement to Pay or Reimburse Certain Expenses

Gentlemen:

This letter constitutes an agreement between Mason Street Advisors, LLC (“MSA”) and Northwestern Mutual Series Fund, Inc. (“NMSF”) as follows:

MSA hereby agrees, through April 30, 2012, to waive its Investment Advisory Fees and/or reimburse certain expenses for the Portfolios specified below to the extent necessary so that each Portfolio’s Total Expenses (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges, and extraordinary expenses) on an annualized basis after the waiver, do not exceed the percentage of average net assets specified below (the “expense cap”), on an annual basis.

Portfolio	Expense Cap

Small Cap Value Portfolio	1.00%
International Growth Portfolio	1.10%
Asset Allocation Portfolio	0.75%
Domestic Equity Portfolio	0.75%
Large Cap Blend Portfolio	0.85%
Large Company Value Portfolio	0.80%
Inflation Protection Portfolio	0.65%
Research International Core Portfolio	1.15%
Emerging Markets Equity Portfolio	1.50%
Short-Term Bond Portfolio	0.45%
Index 600 Stock Portfolio	0.35%
Long-Term U.S Government Bond Portfolio	0.65%
Multi-Sector Bond Portfolio	0.95%
Focused Appreciation Portfolio	0.90%
Equity Income Portfolio	0.75%
Mid Cap Value Portfolio	1.00%

All capitalized terms used herein shall have the same meanings as they have when used in the currently effective prospectus for NMSF.

Very truly yours,

NORTHWESTERN MUTUAL SERIES FUND, INC.

By:	/s/ KATE FLEMING
Name:	Kate Fleming
Title:	Vice President

Agreed to and accepted:

MASON STREET ADVISORS, LLC

By:	/s/ JEFFERSON DEANGELIS
Name:	Jefferson DeAngelis
Title:	President